THIS PROPOSAL HAS PASSED

			Proxy Results - Mercury Variable Trust - Mercury International Value V.I. Fund
			Meeting Date: November 17, 2003
			Record Date: October 7, 2003
			As of: November 17, 2003

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	50% +1 of				Total Units
	To Pass	Shares	2/3rds	For	Against	Abstain	Voted

Plan of Reorganization of Mercury Variable Trust - Mercury International Value V.I. Fund	-13,701,105	26,362,830	8,787,611	22,488,716	942,136	2,845,087	26,275,939
into ML Variable Series Funds, Inc. - ML International Value V.I. Fund.

Voting Requirements:
The Quorum consists of at least one-third of the shares entitled to vote at the Meeting, present in person or by proxy.

The approval of the Proposal requires the affirmative vote of the shareholders representing two-thirds of the outstanding shares entitled to be cast.